PUBLIC

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 67947 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                    MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RG KNOX COMPANY, LLC

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3734 ECKER HILL DRIVE
(No. and Street)

PARK CITY                    UT                    84098
(City)                      (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KARLA KNOX                                          435-655-0970
                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTYLA McREYNOLDS LLC
(Name – if individual, state last, first, middle name)

178 S. RIO GRANDE ST. SUITE 200, SALT LAKE CITY, UT 84101
(Address)          (City)                    (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

12014040

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

— PUBLIC —

# OATH OR AFFIRMATION

I, _KARLA KNOX_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _RG KNOX COMPANY LLC_ , as of _DECEMBER 31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_CFO, FINOP_
Title

_Karen L. Son_
Notary Public

KARA L. SELANDER
Notary Public State of Utah
My Commission Expires on:
February 2, 2014
Comm. Number: 581483

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RG KNOX COMPANY, LLC

**Independent Auditors' Report
and
Statement of Financial Condition**

**December 31, 2011**

CRD #148005

*** *PUBLIC* ***

# RG KNOX COMPANY, LLC

## Table of Contents

# *Mantyla* McREYNOLDS llc

*Certified Public Accountants*



America counts on CPAs™

## Independent Auditors' Report

Members
RG KNOX COMPANY, LLC
Park City, Utah

We have audited the accompanying statement of financial condition of RG KNOX COMPANY, LLC [a Utah limited liability company] as of December 31, 2011, which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RG KNOX COMPANY, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

*Mantyla McReynolds*, LLC

*Mantyla* McReynolds, LLC
February 24, 2012
Salt Lake City, Utah

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

# RG KNOX COMPANY, LLC
## Statement of Financial Condition
### December 31, 2011

## ASSETS

Assets

Current Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 329,872 |
| Commissions receivable | | 27,538 |
| Prepaid expenses | | 15,639 |
| Other current assets | | 177 |
| Total Current Assets | | 373,226 |
| Equipment, Net | | 8,309 |
| Other Long Term Asset | | 2,857 |
| **Total Assets** | $ | **384,392** |

## LIABILITIES AND MEMBER'S EQUITY

Liabilities

Current Liabilities

| | | |
|---|---|---:|
| Accounts payable | $ | 13,727 |
| Accrued pension plan payable | | 32,500 |
| Commissions payable - Related Party | | 120,500 |
| Total Current Liabilities | | 166,727 |
| **Total Liabilities** | | **166,727** |

Member's Equity

| | |
|---|---:|
| Member's contributed capital | 111,645 |
| Retained earnings | 106,020 |
| **Total Member's Equity** | **217,665** |

| | | |
|---|---|---:|
| **Total Liabilities and Member's Equity** | $ | **384,392** |

See accompanying notes to statement of financial position

- 2 -

# RG KNOX COMPANY, LLC
## Notes to Statement of Financial Condition
### December 31, 2011

NOTE A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Company Background

RG KNOX COMPANY, LLC is a Broker/Dealer offering various types of fixed income investment opportunities for institutional accounts only. The Company was incorporated under the laws of the State of Utah in January 2007. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and became a member of the Financial Industry Regulatory Authority [FINRA] on December 22, 2008. The Company is headquartered in Park City, Utah and maintains licensing and registration in two states in the United States.

### Commissions Receivable

The Company records commissions when earned. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

### Income Taxes

For income tax purposes, the Company is treated as a partnership. All income is taxed to the members of the Limited Liability Company. No tax liability, either current or deferred, is shown in the financial statements.

### Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

NOTE A      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

               Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its consolidated financial statements.

NOTE B      CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank. The Company is insured by the FDIC up to $250,000on interest bearing accounts and has unlimited coverage on non-interest bearing accounts. Amounts exceeding that would be a concentration risk. As of December 31, 2011, the Company had deposits in excess of insured limits of $52,248.

NOTE C      EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. The cost basis of equipment and its accumulated depreciation at December 31, 2011 is $22,050 and $13,741 respectively.

NOTE D      PENSION PLAN/401k PLAN

The Company maintains a 401k plan for its employee. Contributions to this plan are discretionary. The Plan commenced in 2011, with the 2010 plan year contribution being made in 2011. Accordingly, the 2010 plan year payment was made in 2011. Accrued pension plan payable at December 31, 2011 was $32,500.

NOTE E      NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2011, the Company had net capital of $190,683, which was $179,568 in excess of its required net capital of $11,115.

NOTE F      RELATED PARTY TRANSACTIONS

The Company pays 55% of its commissions earned to a party sharing common ownership.   As of December 31, 2011 the Company owed the related party $120,500.


NOTE G      SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2012, the date the financial statements are issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal 2011 year ended December 31, 2011.